    FORM 4
[ ] Check this box if no longer
    subject to Section 16. Form 4 or
    Form 5 obligations may
    continue.
    See Instruction 1(b).



                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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        OMB APPROVAL
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OMB Number         3235-0287
Expires: December 31, 2001
Estimated average burden
Hours per response.......0.5
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(Print or Type Responses)
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1.  Name and Address of Reporting Person*

Finkelstein                     James                   A.
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     (Last)                     (First)                 (Middle)

c/o News Communications, Inc.
2 Park Avenue
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                              (Street)

New York          New York                        10016
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 (City)             (State)                      (Zip)

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2. Issuer Name and Ticker or Trading Symbol

News Communications, Inc. (NCOM)
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3. IRS or Social Security         4. Statement for
   Number of Reporting               Month/Year
   Person (Voluntary)
                                    June 2002
                                 -------------------

                                 5.  If Amendment,
                                     Date of Original
                                     (Month/Year)
----------------------------------------------------



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6.  Relationship of Reporting Person(s) to Issuer
                   (Check all applicable)
  X    Director                           X    10% Owner
----                                    ----

  X    Officer (give                           Other (specify
----           Title below)             ----           below)

President and Chief Executive Officer
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7.  Individual or Joint/Group Filing (Check Applicable Line)
     X Form filed by One Reporting Person
    ---
       Form filed by More than One Reporting Person
    ---
-------------------------------------------------------------


Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


--------------------------------------------------------------------------------------------
1.  Title of Security        2.Trans-     3. Trans-     4.  Securities Acquired (A)
      (Instr. 3)             action          action         or Disposed of (D)
                             Date            Code           (Instr. 3, 4 and 5)
                                             (Instr. 8)


                               (Month/    ------------- ------------------------------------
                               Day/                                   (A) or
                               Year)      Code     V       Amount     (D)          Price
--------------------------------------------------------------------------------------------
Common Stock                   6/25/02     5             1,018,445       D          (1)
--------------------------------------------------------------------------------------------

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---------------------------------------------------
 5. Amount of       6. Owner-    7.  Nature of
    Securities         ship          Indirect
    Beneficially       Form:         Beneficial
    Owned at           Direct        Owner-
    End of Month       (D) or        ship
                       Indirect
    (Instr. 3 and 4)   (I)
                       (Instr. 4)    (Instr. 4)
---------------------------------------------------
      509,222.5            I            (1)
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---------------------------------------------------

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Reminder: Report on a separate line for each class of securities
beneficially owned directly or indirectly.                                (Over)

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).


                                                                 SEC 1474 (7-96)
                                                                     Page 1 of 2

Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
          (e.g., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-  4. Trans-    5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action     action       ative Securities Ac-     cisable and
                                       Exercise     Date       Code         quired (A) or Dis-       Expiration
                                       Price of                (Instr. 8)   posed of (D)             Date
                                       Deri-        (Month/                 (Instr. 3, 4 and 5)      (Month/Day/
                                       vative       Day/                                             Year)
                                       Security     Year)

                                                            ------ ----- ---------- ---------     -------- ---------
                                                                                                  Date     Expira-
                                                                                                  Exer-    tion
                                                            Code    V       (A)       (D)         cisable  Date
--------------------------------------------------------------------------------------------------------------------
Warrant                                $1.10        6/25/02   S                    1,000,000      Immed    4/19/06
--------------------------------------------------------------------------------------------------------------------
Warrant                                $1.50        6/25/02   S                    1,000,000      Immed    4/19/06
--------------------------------------------------------------------------------------------------------------------
Warrant                                $2.00        6/25/02   S                    1,000,000      Immed    4/19/06
--------------------------------------------------------------------------------------------------------------------
Warrant                                $1.00        6/25/02   S                      150,000      Immed    6/4/06
--------------------------------------------------------------------------------------------------------------------

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7. Title and Amount of   8. Price of     9. Number        10. Owner-          11. Nature
   Underlying               Derivative      of Deriva-        ship Form           of
   Securities               Security        tive              of Deriva-          Indirect
   (Instr. 3 and 4)         (Instr. 5)      Securities        tive                Bene-
                                            Bene-             Security:           ficial
                                            ficially          Direct (D)          Owner-
                                            Owned at          or Indirect         ship
                                            End of            (I) (Instr. 4)      (Instr. 4)
                                            Month
                                            (Instr. 4)
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           Amount
  Title    or
           Number
           of Shares
----------------------------------------------------------------------------------------------
Common
stock      1,000,000                       500,000                 I                 (1)
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Common
stock      1,000,000                       500,000                 I                 (1)
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Common
stock      1,000,000                       500,000                 I                 (1)
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Common
stock      150,000                         75,000                  I                 (1)
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Explanation of Responses:
(1) The securities represent one-half (1/2) of the securities of News Communications, Inc. (the "Company") beneficially owned directly by JAF-HLR, LLC, a Delaware limited partnership (the "LLC"). James A. Finkelstein is a member of the LLC. Mr. Finkelstein contributed 1,018,445 shares of the Company's common stock and 3,150,000 warrants to purchase shares of the Company's common stock owned by him to the LLC. Immediately after this contribution, Mr. Finkelstein received a distribution from the LLC of $1,250,000.


**Intentional misstatements or omissions of facts            /s/ James A. Finkelstein          7/10/02
  constitute Federal Criminal Violations.                --------------------------------    --------------
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).              **Signature of Reporting Person          Date

                                                                         James A. Finkelstein

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                     Page 2 of 2
                                                                 SEC 1474 (7-96)